FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of July, 2004

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X                  Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______            No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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The consolidated statements of operations and the consolidated balance sheets data contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236;
(iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

 1. Press Release: Orckit Communications Reports 2004 Second Quarter Results. Dated July 12, 2004.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Orckit Communications Ltd.
                                          (Registrant)

Date: July 12, 2004                       By: /s/ Adam M. Klein
                                              --------------------

                                          Adam M. Klein for Izhak Tamir,
                                          pursuant to authorization





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                                  EXHIBIT INDEX

Exhibit Number    Description of Exhibit

10.1              Orckit Communications Reports 2004 Second Quarter Results.
                  Dated July 12, 2004.


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                                  EXHIBIT 10.1



            Orckit Communications Reports 2004 Second Quarter Results

TEL AVIV, Israel, July 12, 2004 -- Orckit Communications Ltd. (Nasdaq: ORCT) today reported results for the second quarter and six months ended June 30, 2004.

Revenues in the second quarter of 2004 were $350,000 compared to $396,000 in the quarter ended June 30, 2003. Net loss for the quarter was $5.9 million, or $(1.35) per share, compared to a net loss of $5.7 million, or $(1.23) per share, for the quarter ended June 30, 2003.

Revenues for the six months ended June 30, 2004 were $670,000 compared to $911,000 for the six months ended June 30, 2003. Net loss for the period was $11.3 million, or $(2.59) per share, compared to $11.0 million, or $(2.27) per share, for the six months ended June 30, 2003. The Company had financial income of $685,000 in the six months ended June 30, 2004 compared to $4.2 million in the six months ended June 30, 2003. The financial income in the six months ended June 30, 2003 was primarily derived from the early retirement of Orckit's convertible subordinated notes.

The key highlights for the quarter:

-- Corrigent Systems has continued to advance towards commercial deliveries and to establish its position in the metro transport market:

         -- Corrigent began to order products and components to ensure adequate product supply and to allow a smooth transition to commercial sales. Additionally, Corrigent secured higher capacity of assembly and final testing with its contract manufacturers in a number of sites.

         -- Industry standard IEEE 802.17 for RPR was approved after more than two years of IEEE standard committee sessions. Corrigent was a leading member of the IEEE standard bodies and its product line supports the standard.

         -- A number of established telecom carriers are progressing with the evaluation of the CM-100 Packet ADM for commercial deployment in an effort to upgrade existing metro networks. This demand is driven primarily by applications such as video, Ethernet services and other packet-rich online services for both residential and business customers.

         -- Corrigent announced at the June Supercomm show in Chicago a wide range of new interface cards, as well as advanced MPLS software features which significantly broaden the services and capabilities of the CM-100 platform.

Izhak Tamir, President of Orckit, commented: "We are on track with our plan for commercial product delivery of Corrigent's CM-100 metro platform this year. Product deliveries to Vic Tokai, the metro customer previously announced, are proceeding and we are excited by additional prospects that Corrigent has in the Asian markets. New video services offered by telecom carriers are expected to fuel the demand for the Corrigent metro product line and accelerate carriers' plans to upgrade legacy metro equipment with products leveraging the emerging
802.17 RPR standard and MPLS technologies."

Conference Call

Orckit Communications will host a conference call on Monday, July 12, 2004, at 11 a.m. EDT. The call can be accessed by dialing 1-877-691-0878 in the United States and 1-973-582-2741 internationally. The call will also be available live on the Internet at www.kcsa.com. A replay of the call will be available beginning at approximately 1 p.m. EDT through July 19, 2004 at 11:59 p.m., EDT. To listen to the replay, please call 1-877-519-4471 in the United States and 1-973-341-3080 internationally. To access the replay, enter the following code: 4938067
                          -------


About Orckit Communications
Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM-100 metro optical transport solution, based on RPR and MPLS technologies, delivering packet transmission services in the metro area, and Spediant's EML-8000 multi-loop product, delivering Ethernet services over bundled copper.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.



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                                           ORCKIT COMMUNICATIONS LTD.
                                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (US$ in thousands, except per share data)

                                                Three Months Ended                        Six Months Ended
                                                     June 30                                 June 30
                                               2004                   2003             2004                 2003
                                               ----                   ----             ----                 ----



Revenues                             $          350           $       396      $        670         $        911

Cost of revenues                                133                   159               251                  490
                                             ------                ------            ------               ------
Gross profit                                    217                   237               419                  421

Research and development
expenses, net                                 3,935                 3,592             7,408                8,367

Selling, general and
administrative expenses                       2,498                 3,030             4,959                7,205
                                             ------                ------            ------               ------
Total operating expenses                      6,433                 6,622            12,367               15,572
                                             ------                ------            ------               ------
Operating loss                              (6,216)               (6,385)          (11,948)             (15,151)

Financial income, net                           332                   644               685                4,179
                                             ------                ------            ------               ------
Net loss                             $      (5,884)           $   (5,741)      $   (11,263)         $   (10,972)
                                             ======                ======            ======               ======
Net loss per share - basic
and diluted                          $       (1.35)           $    (1.23)      $     (2.59)         $     (2.27)
                                             ======                ======            ======               ======
Weighted average number of shares
outstanding - basic and diluted               4,354                 4,657             4,346                4,824
                                             ======                ======            ======               ======


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

                                               ORCKIT COMMUNICATIONS LTD.
                                              CONSOLIDATED BALANCE SHEETS
                                            (US$ in thousands)

                                                                        June 30                 December 31
                                                                        2004                  2003
                                                                        ----                  ----

               ASSETS

Current assets:


    Cash and short term marketable securities                      $        39,072   $               41,623
    Trade receivables                                                          282                      147
    Other receivables                                                        1,350                    1,596
    Inventories                                                                206                      100
                                                                            ------                   ------
          Total  current assets                                             40,910                   43,466

Long term marketable securities                                             29,782                   37,918
Severance pay fund                                                           3,347                    2,707
Property and equipment, net                                                  1,909                    2,093
Deferred issuance costs, net                                                     0                      147
                                                                            ------                   ------
          Total  assets                                            $        75,948   $               86,331
                                                                            ======                   ======
                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

    Bank loan                                                      $         5,000   $                    0
    Trade payables                                                           2,944                    3,108
    Accrued expenses and other payables                                      5,196                    5,878
                                                                            ------                   ------
          Total current liabilities                                         13,140                    8,986

Long term liabilities :

    Accrued severance pay                                                    4,033                    3,435
    Convertible subordinated notes                                               0                   16,238
    Long term bank loan                                                     11,000                        0
                                                                            ------                   ------
          Total liabilities                                                 28,173                   28,659

Shareholders' equity                                                        47,775                   57,672
                                                                            ------                   ------
          Total  liabilities and shareholders' equity              $        75,948   $               86,331
                                                                            ======                   ======


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